The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DECEMBER 13, 2010
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150448

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated April 25, 2008)

           Shares

First Horizon National Corporation

Common Stock

First Horizon National Corporation is offering           shares of our common stock to be sold in this offering. We will receive all of the net proceeds from the sale of the shares of common stock.

We also plan to offer at least $400 million aggregate principal amount of our senior notes. The net proceeds from the offering of the common stock and the notes, together with a $300 million dividend from our bank subsidiary and available cash on hand at the parent company, will be, subject to consultation with our banking regulators and the approval of the U.S. Department of Treasury, used to repurchase all of our outstanding Fixed Rate Cumulative Preferred Stock, Series CPP and to redeem all of our outstanding $103 million principal amount plus accrued and unpaid interest of our 8.07% Junior Subordinated Deferrable Interest Debentures, Series A. See “Use of Proceeds” for more information.

The common stock and notes are being offered separately, and the closing of the offering of the common stock is not conditioned on the closing of the offering of notes or vice versa. However, if we are unable to complete a notes offering of at least $400 million, we will not be permitted to repurchase the Fixed Rate Cumulative Preferred Stock, Series CPP, or redeem the 8.07% Junior Subordinated Deferrable Interest Debentures, Series A, and our bank subsidiary will not be permitted to pay us a dividend.

The common stock is listed on the New York Stock Exchange under the symbol “FHN”. The last reported sale price of our common stock on December 10, 2010 was $10.53 per share.

The common stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of risks of investing in our common stock in “Risk Factors” beginning on page S-4 of this prospectus supplement.

None of the Securities and Exchange Commission, any state securities commission or the Commissioner of the Department of Commerce & Insurance of the State of Tennessee has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional           shares of common stock from us at the public offering price, less underwriting discounts and commissions payable by us, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $     , and the total proceeds, before expenses, to us will be $     .

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about          , 2010.

Joint Book-Running Managers

Goldman, Sachs & Co.	J.P. Morgan	Morgan Stanley

Co-Managers

Credit Suisse	Deutsche Bank Securities	UBS Investment Bank

Prospectus Supplement

We have provided only the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither we nor any underwriter has authorized anyone to provide information different from that contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither the delivery of this prospectus supplement nor sale of the common stock means that information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference therein is correct after their respective dates. This prospectus supplement and the accompanying prospectus are not an offer to sell or solicitation of an offer to buy shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the heading “Where You Can Find More Information” in the accompanying prospectus.

We have provided only the information provided in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference. Neither First Horizon nor any underwriters or agents have authorized anyone to provide you with different information. We are not offering the common stock in any state where the offer is prohibited. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate or complete at any date other than the date mentioned on the cover page of these documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “First Horizon”, “we”, “us”, “our”, or similar references mean First Horizon National Corporation and includes its subsidiaries and affiliates.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond First Horizon’s control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors: the level and length of deterioration in the residential housing and commercial real estate markets; potential requirements for First Horizon to repurchase previously sold or securitized mortgages; potential claims relating to the foreclosure process; general and local economic and business conditions; expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage market; inflation or deflation; customer and investor responses to these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness of our hedging practices; technology; demand for our product offerings; new products and services in the industries in which we operate; and critical accounting estimates. Other factors are those inherent in originating, selling, and servicing loans including prepayment risks, pricing concessions, fluctuation in U.S. housing prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (“SEC”), the Financial Accounting Standards Board, the Office of the Comptroller of the Currency (“OCC”), the Board of Governors of the Federal Reserve System (“Federal Reserve”), Financial Industry Regulatory Authority, U.S. Department of the Treasury (“U.S. Treasury”), the Bureau of Consumer Financial Protection, the Financial Stability Oversight Council, and other regulators; regulatory, administrative, and judicial proceedings and changes in laws and regulations applicable to us; and our success in executing our business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ, perhaps materially, from those contemplated by the forward-looking statements.

S-ii

We assume no obligation to update or revise, whether as a result of new information, future events, or otherwise, any forward-looking statements that are made in this prospectus supplement, the accompanying prospectus or incorporated by reference therein. Actual results could differ, possibly materially, because of one or more factors described under “Risk Factors” in this prospectus supplement and under Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 and discussed in the documents incorporated by reference. You should carefully consider the factors described under “Risk Factors” in this prospectus supplement and under Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, among others, in evaluating forward-looking statements and assessing First Horizon and its prospects.

S-iii

SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the common stock. You should read this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section and the documents incorporated by reference, which are described under “Where You Can Find More Information.”

First Horizon

First Horizon National Corporation, a Tennessee corporation, incorporated in 1968, is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), is a financial holding company, and is supervised and regulated by the Federal Reserve. Through its principal, directly-owned subsidiary, First Tennessee Bank National Association (the “Bank”), and its other banking-related subsidiaries, First Horizon provides diversified financial services.

First Horizon’s subsidiaries have about 200 business locations in over 16 U.S. states, Hong Kong and Tokyo, excluding off-premises ATMs. Almost all of those locations are financial centers and FTN Financial offices.

The Bank, a national banking association with principal offices in Memphis, Tennessee, received its charter in 1864. As a national banking association, the Bank is subject to regulation and examination by the OCC, its primary regulator. In addition, the deposits of the Bank are insured up to allowable limits by, and the Bank is subject to regulation by, the Federal Deposit Insurance Corporation.

The principal business offices of First Horizon are located at 165 Madison Avenue, Memphis, Tennessee 38103 and its telephone number is 901-523-4444. First Horizon’s internet address is www.fhnc.com. Information contained on or accessible from our web site is not incorporated into this prospectus supplement and the accompanying prospectus and does not constitute a part of this prospectus supplement and the accompanying prospectus.

Repurchase of our Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP

In November 2008, we issued 866,540 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series CPP, or the “CPP Preferred Stock,” to the U.S. Treasury in connection with our participation in the Treasury Capital Purchase Program (“CPP”) administered by the U.S. Treasury under the Troubled Asset Relief Program (“TARP”). The U.S. Treasury also received a warrant (the “Warrant”) to purchase 12,743,235 shares of our common stock at an exercise price of $10.20 per share, subject to adjustment, which expires ten years from the issuance date. As a result of quarterly stock dividends distributed through October 1, 2010, and a stock dividend expected to be distributed on January 1, 2011, the Warrant has been adjusted to cover 14,842,321 shares and has an adjusted exercise price of $8.757 per share.

Following completion of this offering and our notes offering described below, and subject to consultation with our banking regulators and the approval of the U.S. Treasury, we will repurchase all 866,540 shares of the CPP Preferred Stock. See “Use of proceeds” in this prospectus supplement. There can be no assurance, however, that the U.S. Treasury will approve the repurchase of the CPP Preferred Stock. We continue to evaluate our options with respect to the Warrant.

The repurchase of the CPP Preferred Stock would have resulted in a charge to income available to common shareholders of approximately $53 million as of September 30, 2010, representing the accretion of the remaining discount on the CPP Preferred Stock at liquidation. In addition, upon the repurchase of the CPP Preferred Stock, the annual dividends of approximately $43 million payable on the CPP Preferred Stock will be eliminated. We will incur additional interest expense related to the issuance of the notes in the planned notes offering.

Senior Notes Offering

We intend to offer, under a separate prospectus supplement, at least $400 million aggregate principal amount of our senior notes (the “Notes”). We intend to use the net proceeds from the Notes offering to fund, in part, our repurchase of the CPP Preferred Stock. There can be no assurance as to the ultimate amount that we will raise in our Notes offering or that our Notes offering will be completed. The completion of this offering is not conditioned on the completion of the planned Notes offering, and the completion of the planned Notes offering is not conditioned on the completion of this offering. However, if we are unable to complete a Notes offering of at least $400 million, we will be unable to repurchase the CPP Preferred Stock.

Risk Factors

An investment in the common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-3 of this prospectus supplement and in the “Risk Factors” included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment decision.

Summary of the Offering

Common stock we are offering:	shares

Option to purchase additional shares:	shares

Common stock outstanding after this offering:	shares(1)

Use of proceeds after expenses:	We expect to receive net proceeds from this offering, after giving effect to underwriting discounts and commissions and estimated offering expenses, of approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from this offering, together with the net proceeds from the Notes offering, the $300 million dividend from the Bank and available cash on hand at the parent company, to repurchase in full, once we have consulted with our banking regulators and received approval of the U.S. Treasury to do so, the CPP Preferred Stock and to redeem all of our outstanding $103 million principal amount plus accrued and unpaid interest of our 8.07% Junior Subordinated Deferrable Interest Debentures, Series A. See “Use of proceeds.”

New York Stock Exchange:	“FHN”

Dividend Policy	The terms of the purchase agreement under which the CPP Preferred Stock was issued prohibit us from paying any cash dividends. Once we repurchase the CPP Preferred Stock, we intend to recommence paying quarterly cash dividends of $0.01 per share, subject to the approval of our Board of Directors and applicable regulatory guidance.

(1)	The number of shares of our common stock outstanding immediately after the closing of this offering is based on 237,060,935 shares of our common stock outstanding as of September 30, 2010.

Unless otherwise indicated, the number of shares of our common stock presented in this prospectus supplement excludes shares issuable pursuant to the exercise of the underwriters’ option to purchase additional shares, the 14.8 million shares issuable pursuant to the exercise of the Warrant and approximately 11.7 million shares of our common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $26.88 and approximately 2.0 million shares as to which receipt has been deferred as of September 30, 2010 under our equity compensation plans.

RISK FACTORS

An investment in the common stock involves certain risks. You should carefully consider the risks described below and in the “Risk Factors” included in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, as well as other information included or incorporated by reference into the accompanying prospectus before making an investment decision.

Risks Relating to First Horizon

Under the caption “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009, Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, we have described a number of important factors that could materially impact our business, future results of operations and future cash flow. They include loan repurchase risks, foreclosure risks, competition risks, disposition risks, credit risks, insurance risks, risks from economic downturns and changes, hedge risks, reputation risks, operational risks, financing, funding, and liquidity risks, interest rate and yield curve risks, securities inventories and market risks, venture capital risks, regulatory and legal risks, holding company dividends risks, accounting estimate risks, risks of expense control, geographic risks, non-U.S. operations risks and risks associated with recent downturns and disruptions in the housing, credit and other markets. Investors should review and carefully consider these factors, as well as the factors described below, before deciding to invest in our common stock.

Weakness in the economy and in the real estate markets in which we operate has adversely affected us and may continue to adversely affect us.

Since 2007, our operating results have been adversely affected by weakness in the economy and in real estate markets. In particular, we experienced significant deterioration in our portfolios of national construction and home equity loans and regional commercial loans. In the third quarter of 2010 we experienced overall credit quality improvement, but with volatility. Our non-performing assets increased $19 million or 2% from June 30, 2010 to September 30, 2010. Total debt restructurings increased to $300 million as of September 30, 2010, from $177 million as of June 30, 2010. In addition, our income commercial real estate portfolio remains stressed, and we continue to expect industry wide conditions for income commercial real estate to remain stressed.

If the strength of the U.S. economy in general and the strength of the local economies in which we conduct operations in particular decline, this could result in, among other things, a further deterioration in credit quality, including a resultant adverse effect on our loan portfolio and allowance for loan losses. A deeper or prolonged downturn in the economy could result in higher delinquencies and greater provision expense and charge-offs in future periods, and may lead to material future credit losses, which could materially adversely affect our financial condition and results of operations.

Increased repurchase and make-whole claims from agency and private purchasers of loans sold by us may affect earnings.

Like many other financial institutions that originated and sold significant amounts of mortgage loans, we have experienced elevated exposure to repurchase obligations from investors. Prior to August 2008, we originated loans through our legacy mortgage business, primarily first lien home loans, with the intention of selling them. A substantial majority of such loans were sold without recourse as to credit defaults by the borrowers. From 2005 through 2008, we originated and sold $69.5 billion of first lien mortgage loans to government-sponsored enterprises (“GSEs”). Although additional GSE sales occurred in earlier years, a substantial majority of GSE repurchase requests have come from that period. In addition, from 2000 through 2007, we securitized $40.8 billion of first lien mortgage loans without recourse in proprietary transactions. For loans sold without recourse, we have exposure for repurchase of loans arising from claims that we breached our representations and warranties made to the purchasers at closing. The representations and warranties generally are broader for loans sold to the GSEs than they are for the loans sold in proprietary securitizations. Additionally, for loans sold in proprietary securitizations, we have exposure for investment rescission or damages arising from claims that the offering documents under which the loans were securitized were materially deficient.

For loans sold without recourse, we have obligations to either repurchase the outstanding principal balance of the loans or make the purchaser whole for the economic benefits of the loans if it is determined that the loans sold were in violation of representations or warranties made by us at the time of sale. Such representations and warranties claims typically include those made regarding loans that had missing or insufficient file documentation and loans obtained through fraud by borrowers or other third parties such as appraisers. A majority of these loans were sold to GSEs. GSE loans originated in 2005 through 2008 account for 91 percent of all repurchase requests/make-whole claims received by us between the third quarter 2008 mortgage business divestiture and September 30, 2010.

In response to the financial crisis, we believe that purchasers of residential mortgage loans, including GSEs and others, are increasing their efforts to seek to require sellers of residential mortgage loans to either repurchase loans previously sold or reimburse purchasers for losses related to loans previously sold when losses are incurred on a loan previously sold due to actual or alleged failure to strictly conform to the purchaser’s purchase criteria. As a result, we face increasing pressure from historical purchasers of our residential mortgage loans to repurchase those loans or reimburse purchasers for losses related to those loans and we face increasing expenses to defend against such claims. We have been increasing our reserves for repurchase and foreclosure losses significantly over prior quarters (which totaled $177.6 million at September 30, 2010, against an active pipeline of repurchase requests for loans with an unpaid principal balance of $469 million) but there is a risk that these reserves will not be adequate. There is potential repurchase exposure and rescission risk associated with the proprietary securitizations that also could contribute to increased repurchase exposure; at September 30, 2010 we had no reserve for that risk.

A significant portion of the loans sold by us to GSEs, and some of the loans in proprietary securitizations, were required to have private mortgage insurance (“PMI”). We have experienced a significant increase in the number of cancellation notices we have received from the insurers which wrote these policies, based on fraud or misrepresentations relating to the insured loans. To date a majority of PMI cancellations have involved loans sold to GSEs. Although unresolved PMI cancellation notices are not formal repurchase requests, FHN includes these in the active repurchase request pipeline when analyzing and estimating loss content in relation to the loans sold to GSEs.

Our ability to predict repurchase losses is adversely affected by both the absence of historical precedent for repurchase requests of this scope and our lack of visibility into current loan information for the majority of the loans that we sold to GSEs. We no longer service those loans as a result of the sale of our national mortgage banking business in the third quarter of 2008.

While the vast majority of claims made to date relate to loans sold to GSEs, we could possibly see an increase in repurchase requests made with respect to other purchasers and investors, which may increase over time. As a result, the number of repurchase requests may increase materially over time. In third quarter 2010, new repurchase requests or “pipeline inflows” were $209.2 million compared to $180.5 million in the second quarter of 2010 and $86.3 million in the third quarter of 2009.

An increase in the volume of such repurchase requests and cancellation notices beyond what we are currently experiencing, or an increase in the loss rate we experience upon resolution of these claims, could adversely affect our financial condition and results of operations.

We may incur additional costs and expenses in ensuring that we satisfy requirements relating to mortgage foreclosures.

State and federal officials have announced and commenced inquiries and investigations into the procedures followed by mortgage servicing companies and banks, including us, in completing affidavits relating to foreclosures and into the authority of the servicer to foreclose if assignments of legal interests in the mortgage loans have not been properly recorded. We have received letters of informal inquiry from three state Attorneys General and are responding to and cooperating with those inquiries. Additional state or federal inquiries or investigations may be commenced. We cannot predict at this early stage the ultimate outcome of these inquiries and investigations or the impact that they could have on our financial condition, results of operations or business.

Risks Relating to the Common Stock

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a separate and distinct legal entity from the Bank and our non-banking subsidiaries and depend on dividends, distributions and other payments from the Bank and our non-banking subsidiaries to fund any dividend payments on our common stock and our preferred stock and to fund all payments on our other obligations. Many of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us. Regulatory action of that kind could impede access to funds we need to make payments on our obligations or dividend payments. For example, because of cumulative losses to date experienced by the Bank since 2007, regulatory constraints prevent the Bank from declaring and paying dividends to us in 2010 without regulatory approval. Additionally, we are required to provide financial support to the Bank. If our subsidiaries’ earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our common or preferred stockholders.

Furthermore, the Federal Reserve and the OCC have issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings. Last year, the Federal Reserve released a supervisory letter advising bank holding companies, among other things, that as a general matter a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the bank holding company’s prospective rate of earnings is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition; or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

We are subject to restrictions on the payment of cash dividends.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Under the terms of the purchase agreement relating to the CPP Preferred Stock, we are not permitted to increase our cash common dividend rate for a period of three years without permission of the U.S. Treasury. Our cash common dividend rate was zero when the CPP Preferred Stock was issued. We intend to use the net proceeds from this offering, together with the net proceeds from the Notes offering, the $300 million dividend from the Bank and available cash at the parent company, to repurchase in full, once we have consulted with our banking regulators and received approval of the U.S. Treasury to do so, the CPP Preferred Stock and to redeem all of our outstanding $103 million aggregate principal amount plus accrued and unpaid interest of our 8.07% Junior Subordinated Deferrable Interest Debentures, Series A. Although that action will remove that impediment to reinstating a cash dividend, banking regulations and other potential impediments to reinstating a more than nominal cash dividend, as discussed immediately above, will remain.

If we are unable to complete the Notes offering, we will be unable to repurchase the CPP Preferred Stock and redeem the Junior Subordinated Deferrable Interest Debentures, Series A, we will be unable to pay a cash dividend to our common stockholders and the Bank will be unable to pay us a dividend.

Our repurchase of the CPP Preferred Stock and redemption of the Junior Subordinated Deferrable Interest Debentures, Series A, and the Bank’s payment to us of a $300 million dividend is conditioned on our completion of an offering of debt securities of at least $400 million in aggregate principal amount. If we are unable to complete the Notes offering, we will be unable to repurchase the CPP Preferred Stock or redeem the Junior Subordinated Deferrable Interest Debentures, Series A, and the Bank will be unable to pay us a dividend. In such a case, we will remain subject to the restrictions applicable to us as a CPP participant and will be unable to pay cash dividends. See “We are subject to restrictions on the payment of cash dividends,” above for a further discussion of the restrictions the CPP Preferred Stock places on our payment of dividends.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The price of our common stock on the NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate. Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. In addition to the risks described above and in the incorporated documents, these factors include:

•	quarterly variations in our operating results or the quality of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance;

•	our dividend policy;

•	the credit, mortgage and housing markets;

•	the operating and securities price performance of other companies that investors believe are comparable to us;

•	the market for similar securities;

•	proposed or adopted regulatory changes or legislative developments that involve or affect or may affect our industry generally or our business and operations specifically;

•	future sales of our equity or equity-related securities; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or real estate valuations or volatility.

Volatility in the market price of our common stock may make it more difficult for you to sell the common stock you receive in this offering. In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of Tennessee law, and provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire control of us or could have the effect of discouraging a third party from attempting to acquire control of us. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

We may issue securities that could dilute your ownership in First Horizon.

We may decide to raise additional funds through public or private debt or equity financings to fund our operations. If we raise funds by issuing equity securities or instruments that are convertible into equity securities, the percentage ownership of our current stockholders will be reduced, the new equity securities may have rights and preferences superior to those of the common stock, and additional issuances could be at a sales price that is lower than the sale price for this offering. We may also issue equity securities as consideration for acquisitions we may make that could be dilutive to your ownership in First Horizon.

USE OF PROCEEDS

We expect to receive net proceeds from this offering, after giving effect to underwriting discounts and commissions and estimated offering expenses, of approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares in full), and to use such proceeds, together with the net proceeds from our Notes offering, the $300 million dividend from the Bank and available cash at the parent company, to repurchase in full, once we have consulted with our banking regulators and received approval of the U.S. Treasury to do so, the CPP Preferred Stock and to redeem in full $103 million aggregate principal amount plus accrued and unpaid interest of our 8.07% Junior Subordinated Deferrable Interest Debentures, Series A, which mature on January 6, 2027. If the Notes offering is not consummated, or if for any other reason we are unable to repurchase the CPP Preferred Stock or redeem our 8.07% Junior Subordinated Deferrable Interest Debentures, Series A, we intend to use the net proceeds from this offering for general corporate purposes. See “Risk Factors — If we are unable to complete the Notes offering, we will be unable to repurchase the CPP Preferred Stock and redeem the Junior Subordinated Deferrable Interest Debentures, Series A, we will be unable to pay a cash dividend to our common shareholders and the Bank will be unable to pay us a dividend.”

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2010:

•	on an actual basis;

•	on an as adjusted basis to give effect to the receipt of assumed gross proceeds of $250 million in this offering (assuming no exercise of the underwriters’ option to purchase additional shares); and

•	on a further as adjusted basis to give effect to (i) the receipt of assumed gross proceeds of $400 million from the Notes offering and the $300 million planned dividend from the Bank; and (ii) the use of the assumed gross proceeds from this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Notes offering and the Bank dividend to repurchase the CPP Preferred Stock and to redeem in full $103 million aggregate principal amount plus accrued and unpaid interest of our 8.07% Junior Subordinated Deferrable Interest Debentures, Series A, as described under “Use of Proceeds.”

Gross proceeds reflected in the table below do not give effect to underwriting discounts and commission or estimated offering expenses. The completion of this offering is not conditioned on the completion of the Notes offering, and the completion of the Notes offering is not conditioned on the completion of this offering. If we are unable to complete a Notes offering of at least $400 million, we will be unable to repurchase the CPP Preferred Stock and redeem the Junior Subordinated Deferrable Interest Debentures, Series A, and pay a cash dividend to our common shareholders and the Bank will be unable to pay a dividend to us. In that case, only the “As adjusted for this offering” column in the table below will apply. See “Risk Factors — If we are unable to complete the Notes offering, we will be unable to redeem the CPP Preferred Stock and redeem the Junior Subordinated Deferrable Interest Debentures, Series A, we will be unable to pay a cash dividend to our common stockholders and the Bank will be unable to pay us a dividend” for a further discussion of this possibility.

	September 30, 2010
			As Further
			Adjusted for the
			Notes Offering,
		As Adjusted	the Dividend
		for this	and the Use of
	Actual	Offering	Net Proceeds
		(In millions)

8.07% Junior Subordinated Deferrable Interest Debentures, Series A	$103	$103	$—
All Other Long-term Borrowings	2,703	2,703	3,103

Total Long-term Borrowings	2,806	2,806	3,103

Shareholders’ equity
Preferred Stock, Series CPP	811	811	—
Common stock, $0.625 par value	146	161	161
Capital Surplus	1,428	1,663	1,663
Undivided Profits	737	737	681
Accumulated other comprehensive income	(110)	(110)	(110)

Total shareholders’ equity	3,012	3,262	2,395

Non-controlling interest	295	295	295

Total Equity	3,307	3,557	2,690

Total Long-term Borrowings and Equity	$6,113	$6,363	$5,793

Capital Ratios:
Tier 1 Risk-Based Capital	17.3%	18.6%	13.8%
Total Risk-Based Capital	22.0%	23.2%	18.4%
Tier 1 Leverage	13.8%	14.7%	11.0%

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the NYSE under the symbol “FHN”. As of September 30, 2010 there were 237,060,935 shares of our common stock issued and outstanding and there were approximately 7,178 shareholders of record. The following table provides the high and low closing sales price per share during the periods indicated, as reported by the NYSE, and cash dividends paid per share of our common stock during such periods.

			Period-End	Common
	Low Closing	High Closing	Closing Sale	Stock Cash
	Sale Price	Sale Price	Price	Dividends/Shr

2010:
Fourth Quarter (through December 10, 2010)	$9.24	$11.49	$10.53	$ NA
Third Quarter	9.56	12.04	11.21	NA
Second Quarter	10.95	14.83	11.06	NA
First Quarter	11.70	13.77	13.40	NA
2009:
Fourth Quarter	10.95	13.14	12.60	NA
Third Quarter	10.17	13.68	12.26	NA
Second Quarter	9.55	12.33	10.94	NA
First Quarter	6.52	10.01	9.64	NA
2008:
Fourth Quarter	6.50	10.39	9.24	NA
Third Quarter	4.20	12.45	8.04	0.17
Second Quarter	6.19	12.45	6.19	0.17
First Quarter	11.67	18.42	11.67	0.37

Historical stock prices and cash dividends paid have been restated to reflect the quarterly stock dividends up to and including the 1.8122% stock dividend to be distributed January 1, 2011 for which the record date was December 10, 2010 and the ex-dividend date was December 8, 2010.

Historically, First Horizon has depended upon common dividends from the Bank for cash to fund common dividends paid to First Horizon’s shareholders. However, in part because of cumulative losses to date experienced by the Bank since 2007, regulatory constraints generally will prevent the Bank from declaring and paying dividends to First Horizon in 2010 without regulatory approval. Those constraints are expected to continue in 2011. In addition, in 2008 First Horizon issued the CPP Preferred Stock. Under the terms of that issuance, First Horizon is not permitted to increase its cash common dividend rate for a period of three years without permission of the U.S. Treasury. First Horizon’s cash common dividend rate was zero when the CPP Preferred Stock was issued.

In 2008 First Horizon discontinued paying a quarterly cash dividend to its common stockholders and began distributing a dividend payable in shares of common stock. Once we repurchase the CPP Preferred Stock, we intend to recommence paying quarterly cash dividends of $0.01 per share, subject to the approval of our Board of Directors and applicable regulatory guidance. See “Risk Factors — We are subject to restrictions on the payment of cash dividends” for additional information concerning restrictions on our ability to declare and pay cash dividends.

The last reported sales price per share of our common stock on December 10, 2010, as reported by the NYSE, was $10.53.

See “Risk Factors — Risks Relating to the Common Stock” for more information on the risks of investing in our common stock.

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the BHCA, the Federal Reserve regulates, supervises and examines First Horizon. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to First Horizon, please refer to the section “Business — Supervision and Regulation” in First Horizon’s annual report on Form 10-K for the fiscal year ended December 31, 2009, Item 1A of Part II of First Horizon’s Quarter Report on Form 10-Q for the quarter ended June 30, 2010, section “Market Uncertainties and Prospective Trends — Regulatory Matters” in First Horizon’s Quarter Report on Form 10-Q for the quarter ended September 30, 2010 and to all subsequent reports we file with the SEC, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance fund and not for the protection of security holders.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Reform Law”) mandates significant change across our industry and authorizes expansive new regulations to be issued in the future. Because the full impact of the Reform Law may not be known for some time, First Horizon will continue to assess the effect of the legislation as the associated regulations are adopted. A new regulatory agency has been created: the Bureau of Consumer Financial Protection, or “Bureau.” The Bureau has substantial authority over our consumer finance products and services, and therefore is likely to have a substantial impact on our retail financial services businesses. The Bureau’s rules could conflict with, and possibly override, our Bank’s primary regulator in consumer matters.

DESCRIPTION OF COMMON STOCK

The following information outlines some of the provisions in First Horizon’s charter, bylaws and the Tennessee Business Corporation Act (the “TNBC Act”). This information is qualified in all respects by reference to the provisions of First Horizon’s restated charter (“Charter”), which is incorporated by reference into the accompanying prospectus by reference to First Horizon’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010, and bylaws, as amended and restated (“Bylaws”), which are incorporated by reference into the accompanying prospectus by reference to First Horizon’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (see “Where You Can Find More Information” in the accompanying prospectus). In this part of this prospectus supplement all reference to “First Horizon”, “we”, “us”, “or” or similar references mean only First Horizon National Corporation, the parent bank holding company, and do not include its subsidiaries or affiliates.

Authorized Common Stock

First Horizon’s authorized common stock consists of 400,000,000 shares of common stock, par value $0.625 per share. As of September 30, 2010, 237,060,935 shares of common stock were issued and outstanding, approximately 18.3 million shares were reserved for issuance under various employee plans and 14,842,321 shares were reserved for issuance under the Warrant. First Horizon’s common stock is listed on the New York Stock Exchange under the symbol “FHN”.

General

Subject to the prior rights of any holders of First Horizon preferred shares then outstanding, common shareholders are entitled to receive such dividends as First Horizon’s board of directors may declare out of funds legally available for these payments. In the event of liquidation, dissolution or winding up of First Horizon, common shareholders are entitled to receive First Horizon’s net assets remaining after paying all liabilities and after paying all preferred shareholders the full preferential amounts to which those holders are entitled. As of the date of this prospectus supplement, 866,540 shares of CPP Preferred Stock were issued and outstanding. The purchase agreement relating to the CPP Preferred Stock prohibits our payment of cash dividends. See “Risk Factors — Risks Relating to the Common Stock — We are a holding company and depend on our subsidiaries for dividends, distributions and other Payment” and “— We are subject to restrictions on the payment of cash dividends” for more information on these restrictions.

Subject to the prior rights of any preferred shareholders, common shareholders have all voting rights, each share being entitled to one vote on all matters requiring shareholder action. There is no cumulative voting in the election of directors and the affirmative vote of a majority of the votes cast is required to elect the nominees as directors. Common shareholders have no preemptive, subscription or conversion rights. All of the outstanding shares of common stock are, and any common stock issued and sold pursuant to this prospectus supplement will be, fully paid and nonassessable.

Wells Fargo Shareowner Services is the transfer agent and dividend disbursement agent for the common stock.

Anti-takeover Provisions and Statutory Restrictions

Existence of the provisions below could result in First Horizon being less attractive to a potential acquirer, or result in First Horizon shareholders receiving less for their shares of common stock than otherwise might be available if there is a takeover.

Our Charter and Bylaws

First Horizon’s Charter and Bylaws contain various provisions which may discourage or delay attempts to gain control of First Horizon. First Horizon’s Charter provisions include:

•	empowering the board of directors to fill any newly created directorships resulting from an increase in the number of directors;

•	providing that only the board of directors may fill vacancies on the board, including those caused by an increase in the size of the board, except for vacancies on the board resulting from a director’s removal (which shareholders may choose to fill);

•	providing that shareholders may remove a director only for cause by the affirmative vote of at least a majority of the voting power of all outstanding voting stock; and

•	requiring the affirmative vote by holders of at least 80% of the voting power of all outstanding voting stock to alter any of the above provisions.

First Horizon’s Bylaws include provisions

•	authorizing only the board of directors or First Horizon’s Chairman of the Board to call a special meeting of shareholders;

•	requiring timely notice before a shareholder may nominate a director or propose other business to be at shareholders’ meetings; and

•	requiring the affirmative vote by holders of at least 80% of the voting power of all outstanding voting stock to alter any of the above provisions.

In addition, in certain instances, the ability of First Horizon’s board to issue authorized but unissued shares of common stock or preferred stock may have an anti-takeover effect.

Regulatory Restrictions

The Change in Bank Control Act prohibits a person or, acting directly or indirectly or through or in concert with one or more other persons, from acquiring “control” of a bank holding company, such as us, unless

•	the Federal Reserve has been given 60 days’ prior written notice of the proposed acquisition; and

•	within that time period, the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued;

unless the acquisition otherwise requires Federal Reserve approval. An acquisition may be made before expiration of the disapproval period if the Federal Reserve issues written notice that it intends not to disapprove the action. The acquisition of 10% or more of a class of voting stock of a bank holding company with publicly held securities, such as First Horizon, is presumed to constitute the acquisition of control.

Any “company” would be required to obtain Federal Reserve approval before acquiring “control” over First Horizon. “Control” generally means

•	the ownership or control of 25% or more of a class of voting securities,

•	the ability to elect a majority of the directors, or

•	the ability otherwise to exercise a controlling influence over management and policies.

In addition, if the acquiror is a bank holding company, approval is required before acquiring more than 5% of the outstanding common stock.

Tennessee Law

The Tennessee Business Combination Act contains business combination statutes that protect domestic corporations from hostile takeovers, and from actions following such a takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation.

U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. It is the opinion of Sullivan & Cromwell LLP. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding our common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdictions.

Dividends

Except as described below, if you are a non-U.S. holder of our common stock, cash dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-US persons that fail to comply with information reporting requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. Such payments would include US-source dividends and the gross proceeds from the sale or other disposition of stock that can produce US-source dividends.

Federal Estate Taxes

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of our common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

CERTAIN ERISA CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, an “ERISA Plan”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in our common stock. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan, and whether the investment would involve a prohibited transaction under ERISA or Section 4975 the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA plans as well as plans, individual retirement accounts, Keogh plans and other arrangements that are subject to Section 4975 of the Code (such plans, accounts and arrangements, together with ERISA Plans referred to herein as “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar prohibited transaction provisions under applicable federal, state, local, non-U.S or other laws (“Similar Laws”).

The acquisition of our common stock by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates are or become a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the common stock is acquired pursuant to an applicable exemption. In this regard, the U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase of our common stock with the assets of a Plan or a Plan Asset Entity. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for certain transactions involving certain insurance company general accounts), and PTCE 96-23 (for certain transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of our common stock, provided certain conditions are satisfied including that neither we nor any of our affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the common stock should not be purchased by any person investing “plan assets” of any Plan, Plan Asset Entity or Non-ERISA Arrangement, unless such purchase will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Any purchaser of our common stock or any interest therein will be deemed to have represented by its purchase of our common stock offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the common stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase of the common stock will not constitute a non-exempt prohibited transaction under Section 406 of ERISA Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing our common stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or the service provider exemption and the potential consequences of any purchase under Similar Laws, as applicable. Purchasers of our common stock have exclusive responsibility for ensuring that their purchase of our common stock does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of applicable Similar Laws. The sale of any common stock to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Number of
Underwriters	Shares

Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by First Horizon

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of Goldman, Sachs & Co., issue, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, Goldman, Sachs & Co. may, in their discretion, release all or some of the securities from these lock-up agreements. These restrictions will not prevent us from issuing shares of common stock or other awards under our current employee benefit plans or pursuant to certain acquisitions of other companies or businesses for common stock, or, in the case of our executive officers, the withholding of common stock to pay the exercise price or withholding taxes on the exercise of stock options or similar equity investments, certain transfers for estate planning purposes, bona fide gifts or transfers to related persons or entities that agree to comply with the foregoing restrictions or sales of fractional shares in connection with stock dividends.

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities to the extent described in the underwriting agreement.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

The underwriters and their affiliates have from time to time provided and may provide certain investment banking and other financial advisory services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of First Horizon or its affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

SELLING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time:

a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression an “offer of shares to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

a) it has only communicated, or caused to be communicated, and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA would not, if we were not an authorized person, apply to us; and

b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

Our common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell our common stock, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

This document as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to our common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to our shares of common stock is personal and confidential and does not constitute an offer to any other person. This document may only be used in Switzerland by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai

This document relates to an offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with such offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

VALIDITY OF COMMON STOCK

The validity of the common stock will be passed upon for First Horizon by Charles T. Tuggle, Jr., Executive Vice President and General Counsel of First Horizon, and for the underwriters by Simpson Thacher & Bartlett LLP. Simpson Thacher & Bartlett LLP will rely upon the opinion of Mr. Tuggle as to matters of Tennessee law. As of November 22, 2010, Mr. Tuggle beneficially owned 225,205 shares of our common stock, including shares which can be acquired upon the exercise of options and shares held in our 401(k) Plan, and also including certain salary stock unit awards that will be paid in cash based on the future market value of our shares.

EXPERTS

Our consolidated statements of condition as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, included in our Current Report on Form 8-K, dated December 13, 2010, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

FIRST HORIZON NATIONAL CORPORATION

Purchase Contracts
Units
Warrants
Depositary Shares
Preferred Stock
Common Stock

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling security holders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or our unsecured obligations and will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency and may involve investment risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 25, 2008.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “First Horizon”, “we”, “us”, “our”, or similar references mean First Horizon National Corporation and does not include its subsidiaries or affiliates.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, separately, together or in units, purchase contracts, units, warrants, preferred stock, depositary shares representing interests in preferred stock, and common stock in one or more offerings.

Each time we sell securities we will provide a prospectus supplement and, if applicable, a pricing supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement and any pricing supplement may also add, update or change the information in this prospectus. If there is any inconsistency between the information in this prospectus (including the information incorporated by reference therein) and any prospectus supplement or pricing supplement, you should rely on the information in that prospectus supplement or pricing supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information”.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. In addition, our SEC filings are available to the public at the SEC’s web site at http://www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below and any documents we file with the SEC after the date of this prospectus under

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Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and before the date that the offering of securities by means of this prospectus is completed (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-15185);

•	Current Reports on Form 8-K dated February 8, 2008 (only as to Item 8.01), February 25, 2008, and April 14, 2008 (File No. 001-15185);

•	The description of First Horizon’s common stock, $0.625 par value per share, contained in our Registration Statement on Form 8-A, under Section 12(b) of the Exchange Act, filed July 26, 1999, including any amendment or report filed for the purpose of updating such description; and

•	The description of First Horizon’s stock purchase rights, contained in our Registration Statement on Form 8-A, under Section 12(g) of the Exchange Act, filed October 23, 1998, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or calling us at the following address:

First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103
(901) 523-4444
Attention: Janet E. Denkler, Assistant Treasurer

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement or pricing supplement. Neither we, nor any underwriters, dealers or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or pricing supplement is accurate as of any date other than the dates on the front of those documents.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise specified in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

First Horizon may sell securities to or through underwriters, including one of its affiliates, to be designated at various times, and also may sell securities directly to other purchasers or through agents. First Horizon conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and non-bank subsidiaries, including FTN Midwest Securities Corp., FTN Financial Securities Corp. and First Tennessee Brokerage, Inc. The distribution of securities may be effected at various times in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The prospectus supplement for the securities we sell will describe that offering, including:

•	the name or names of any underwriters, managing underwriters, dealers or agents;

•	the purchase price and the proceeds to us from that sale;

•	any underwriting discounts, commissions or agents’ fees and other items constituting underwriter’s or agent’s compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

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VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities will be passed upon for us by our counsel, Sullivan & Cromwell LLP and/or by Charles T. Tuggle, Jr., Executive Vice President and General Counsel of First Horizon. If necessary, Sullivan & Cromwell LLP will rely upon the opinion of Mr. Tuggle as to matters of Tennessee law, and Mr. Tuggle will rely upon the opinion of Sullivan & Cromwell LLP as to matters of New York law. As of April 16, 2008, Mr. Tuggle beneficially owned 41,899 shares of our common stock, including shares to be acquired upon the exercise of options and shares held in our 401(k) Plan. Sullivan & Cromwell LLP regularly performs legal services for First Horizon.

EXPERTS

Our consolidated statements of condition as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, included in our 2007 Annual Report on Form 10-K for the year ended December 31, 2007, and incorporated by reference herein, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

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Shares

First Horizon National Corporation

Common Stock

Goldman, Sachs & Co.
J.P. Morgan
Morgan Stanley
Credit Suisse
Deutsche Bank Securities
UBS Investment Bank